SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

**REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For September 2011

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2011, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated September 27, 2011, entitled "BLYVOOR GIVES NOTICE OF INTENTION TO REDUCE EMPLOYEE NUMBERS".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 27, 2011

By: /s/ Themba Gwebu
    Name: Themba Gwebu
    Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

BLYVOOR GIVES NOTICE OF INTENTION TO REDUCE EMPLOYEE NUMBERS

DRDGOLD announced today that the Business Rescue Practitioner overseeing business rescue proceedings at its 74%-owned Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") has given notice of Blyvoor's intention to enter a 60-day consensus-seeking process in terms of Section 189 (3) of the Labour Relations Act with the National Union of Mineworkers and UASA – The Union, to consider reducing employee numbers by approximately 500 people.

The reason for the need to consider the reduction is that Blyvoor – under business rescue proceedings in terms of Chapter 6 of the Companies Act since June this year – has been unable to meet production and financial targets, a situation exacerbated by higher utility costs.

Blyvoor is proposing voluntary separation and application of the principle of "last in, first out" as among the mechanisms to be applied to effect the required reduction in employee numbers.

Measures currently under consideration to achieve a targeted 30% improvement in the cost of production in R/kg terms, and thus to avoid employee reduction, include:

- a reduction in overtime expenditure;

- an increase in available face time and subsequent re-organisation of shifts;

- a re-evaluation of the profitability of 6 Shaft, 4 Shaft and the Reef Picking Project;

- a reduction of departmental costs by 10%; and

- revised mining plans.

Roodepoort

27 September 2011

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